Exhibit 99.1

Mountain Province Diamonds Announces Update Mineral Resource Estimate for the Gahcho Kué Diamond Project

Indicated Resource Increases 12% from 50.5 million carats to 56.6 million carats
Inferred Resource Increases 80% from 10.3 million carats to 18.5 million carats

Shares Issued and Outstanding: 94,168,151
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, July 2, 2013 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today announced the results of an updated independent mineral resource estimate for the Gahcho Kué diamond project located in Canada's Northwest Territories.

Following completion of the Tuzo Deep drill program in 2012, which was managed by the Gahcho Kué project operator, De Beers Canada Inc. ("De Beers"), an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep (Table 1 below) has been prepared by Mineral Services Canada Inc. ("Mineral Services"). This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009. The 2009 resource estimate for Tuzo Deep is included for reference purposes.

Table 1: Tuzo Deep 2013 Mineral Resource Summary
(Effective Date July 2, 2013)

Pipe	Year	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
Tuzo Deep	2009	Inferred	1.5	3.5	6.2	175
Tuzo Deep	2013	Indicated	1.5	3.6	6.0	167
Tuzo Deep	2013	Inferred	3.7	8.9	14.4	161

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm
2) cpht = carats per hundred tonnes
3) Volume, tonnes, and carats are rounded to the nearest 100,000
4) Tuzo volumes and tonnes exclude 0.6Mt of a granite raft

Table 1 above reflects the updated Tuzo Deep mineral resource. There has been no change in the geological data for the Tuzo Upper, 5034 and Hearne kimberlites since the 2009 Technical Report. Table 2 below incorporates the updated Tuzo Deep mineral resource estimate into the existing Gahcho Kué mineral resource estimate.

Table 2: Gahcho Kué 2013 Mineral Resource Summary
(Effective date July 2, 2013)

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated Inferred	5.1 0.3	12.7 0.8	23.9 1.2	188 150
Hearne	Indicated Inferred	2.3 0.7	5.3 1.6	11.9 2.9	223 180
Tuzo	Indicated Inferred	6.6 3.7	15.8 8.9	20.8 14.4	132 161
Summary	Indicated Inferred	14.0 4.7	33.8 11.3	56.6 18.5	167 164

Commenting, Mountain Province President and CEO, Patrick Evans said: "The updated Tuzo Deep resource estimate indicates an approximate 12% percent increase in the Gahcho Kué indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 90% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program."

Mr. Evans added: "All the Gahcho Kué kimberlites remain open to depth and Mountain Province is in active discussions with De Beers to evaluate a follow-up Tuzo Deep drill program to test the further depth extension of the Tuzo kimberlite between 564 meters and 750 meters".

The full Mineral Services NI 43-101 Technical Report for Tuzo Deep will be published on SEDAR, and on the Company's website www.mountainprovince.com, as soon as it becomes available.

Qualified Person

The Qualified Person for the updated Tuzo Deep estimate is Mr. Tom Nowicki, PhD, P Geo, a Mineral Services employee. The estimation and classification of the mineral resources conform to industry-best practices and meet the requirements of CIM (2005). This news release was prepared under the supervision of Mr. Nowicki.

Note to U.S. Investors

This news release describes minerals which have been classified as "indicated resources" and "inferred resources" under Canadian National Instrument 43-101. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource as defined under Canadian National Instrument 43-101 will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves nor that part or all of an inferred resource exists, or is economically or legally minable.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:00e 02-JUL-13